Exhibit 12.1

Citrix Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013*	2012*
EARNINGS
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$368,223	$527,770	$164,584	$148,315	$387,890	$410,229
Add: Fixed Charges	51,583	72,906	73,986	51,375	23,623	21,708

Total Earnings	$419,806	$600,676	$238,570	$199,690	$411,513	$431,937

FIXED CHARGES
Interest expense on debt	$6,461	$7,614	$8,013	$4,792	—	—
Amortization of debt issuance costs and discount	28,535	37,085	36,013	23,293	—	—
Calculated interest portion of rent expense	16,587	28,207	29,960	23,290	23,623	21,708

Total Fixed Charges	$51,583	$72,906	$73,986	$51,375	$23,623	$21,708

RATIO OF EARNINGS TO FIXED CHARGES	8.1 x	8.2 x	3.2 x	3.9 x	17.4 x	19.9 x

*	Fiscal years ended December 31, 2013 and 2012 have not been adjusted to reflect discontinued operations.